

December 10, 2010

Stephen E. Markert, Jr.
Interim Chief Financial Officer
Vitacost.com Inc.
5400 Broken Sound Blvd. NW
Suite 500
Boca Raton, Florida 33487-3521

> **Re:** **Vitacost.com Inc.**
> **Form 8-K**
> **Filed December 7, 2010**
> **File No. 1-34468**

Dear Mr. Markert:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed December 7, 2010

1. Please tell us the findings of the internal review to date and specifically (i) the nature of any irregularities regarding the methodologies and procedures used to calculate the value of stock-based compensation awards and the manner in which non-cash expense items were classified, (ii) the nature and cause of the potential defects in your corporate organizational and formation documents and corporate transactions and (iii) the potential economic impacts on your financial statements and shareholders. In addition, please refer to Item 4.02(a)(2) of Form 8-K and tell us your consideration of describing in more detail the findings you have identified in your internal review to date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at 202-551-3336 if you have any questions. In his absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief